UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number: 001-38064

Aeterna Zentaris Inc.

(Translation of registrant’s name into English)

315 Sigma Drive, Summerville, South Carolina, USA 29486

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K, including the exhibits hereto, shall be deemed incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-232935) and Forms S-8 (File Nos. 333-224737, 333-210561, 333-200834) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or Reports subsequently filed or furnished.

Other Information

On September 20, 2019, Aeterna Zentaris Inc. (the “Company”) entered into a securities purchase agreement (the “Securities Purchase Agreement”) with institutional investors in the United States to purchase approximately $5.0 million of its common shares in a registered direct offering and warrants to purchase common shares in a concurrent private placement. The combined purchase price for one common share and one warrant will be $1.50. The gross proceeds to the Company from the registered direct offering and the concurrent private placement are estimated to be approximately $5.0 million before deducting the placement agent’s fees and other estimated offering expenses. The registered direct offering and concurrent private placement are expected to close on or about September 24, 2019, subject to the satisfaction of customary closing conditions.

Under the terms of the Securities Purchase Agreement, the Company has agreed to sell 3,325,000 common shares. In a concurrent private placement, the Company has agreed to issue unregistered warrants to purchase up to approximately 3,325,000 common shares. The warrants will be exercisable six months following the date of issuance and have an exercise price of $1.65. The warrants will expire five years from the date of issuance.

Maxim Group LLC (the “Placement Agent”) is serving as the sole placement agent for the offering. The Company agreed to pay the Placement Agent an aggregate of 7% of the gross proceeds of the offering, and reimburse the Placement Agent for all travel and other out-of-pocket expenses, including the reasonable fees, costs and disbursements of its legal fees which shall be limited to, in the aggregate, $75,000.

Copies of the form of Warrant Agreement, the Placement Agency Agreement and the form of Securities Purchase Agreement dated as of September 20, 2019, between the Company and the purchasers signatory thereto are attached hereto as Exhibits 99.1, 99.2, 99.3, respectively. A copy of the opinion of Stikeman Elliott LLP relating to the securities is attached as Exhibit 99.4.

Exhibits

Exhibit No.	Description
99.1	Form of Warrant Agreement

99.2	Placement Agency Agreement

99.3	Form of Securities Purchase Agreement dated as of September 20, 2019 by and between Aeterna Zentaris Inc. and the Purchasers signatory thereto.

99.4	Opinion of Stikeman Elliott LLP

99.5	Consent of Stikeman Elliott LLP (included in Exhibit 99.4)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aeterna Zentaris Inc.
(Registrant)

Date: September 20, 2019	/s/ MICHAEL V. WARD
Michael V. Ward
President and CEO